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                                                                    Exhibit 4.71
                                                             English Translation

                 COOPERATION AGREEMENT ON PROMOTION OF WIRELESS
                               VALUE-ADDED SERVICE

This agreement is signed by the following two parties:

Party A: Beijing SingSung Media Technology Co., Ltd.
Address: Suite 802, COFCO Kaida Tower, B19 Minwang Park, Hepingli, Dongcheng
         District, Beijing
Postcode: 100013

Party B: Shanghai Linktone Internet Technology Co., Ltd.
Address: F12 Cross Tower, 318 Fuzhou Road, Shanghai
Postcode: 20000l

Both parties, through friendly negotiation and based on the principle of equality, mutual benefit, common development, complementary advantages and equal value repayment, come to the following agreement on such issues as that Party B provides the channel of wireless value-added service to the media interaction program provided by Party A.

1. Cooperation project

1.1 Party A and Party B shall cooperate for the broadcast program provided by Party A on wireless value-added service on the telecom added-value service platform-service platform of China Mobile provided by Party B; Party A shall be responsible for program production and broadcast and development of some technical process; Party B shall provide IVR channel of wireless value-added service and the charge code l2590899766, l2590899769 , (hereinafter as "cooperation code") and necessary technical support and shall be responsible for settlement and coordination with the telecom operator China Mobile.

1.2 Both parties shall share the information fee arising from the cooperation project under this agreement as stipulated in this agreement.

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1.3 During the cooperation process, if the cooperation code needs to be increased or modified because of service demand, both parties shall sign a separate supplement agreement to modify or increase the cooperation code without influencing the implementation of data transfer, settlement and other clauses of both parties.

2. Liabilities and rights of Party A

2.1 Party A shall warrant that it has taken necessary behaviors to obtain approval or permit from the relevant government administrations and have the legal qualifications and capability of signing and fulfilling this agreement and be subject to this agreement.

2.2 Party A shall warrant that it has obtained the legal written authorization or permit as an owner or operator of the media program in cooperation under this agreement; and it shall be entitled to be engaged in the cooperation under this agreement without infringing the legal rights and interests of any third party.
Party B is entitled to check and examine of the original copy of written authorization or permit and require Party A to provide print copy or fax copy.

2.3 Party A shall warrant that the program content it provide and the promotion modes it adopts during the process of promotion do not breach relevant laws and regulations and shall not use the promotion measure forbidden by the network operator including but not limited to group SMS and self-consumption. If there's any change with the rules of the operator, both parties shall make further notice in written. The program provided by Party A shall not contain following contents:

(1) Those which are in conflict with basic principles determined in the Constitution;

(2) Those which endanger state security, divulge secrets of the State, subvert sovereignty or endanger the unity of the State;

(3) Those which damage the honor or benefits of the State;

(4) Those which incite the national hatred or discrimination or undermine the solidarity of the nations;

(5) Those which destruct state policy on religion and propagate evil cults or superstition;

(6) Those which spread rumors to disturb the public order or destroy the public stability;

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(7) Those which propagate obscenity, gambling, violence, terror or instigate crimes;

(8) Those which insult or slander others, or infringe upon the lawful rights and interests of others;

(9) Other contents prohibited by laws, administrative regulations or provisions of the State.

2.4 If relevant authorities impose penalty on Party B due to Party A's fault which includes but not limited to shutting up the code ports for some areas or all of them, calling off settlement, being bound over to make modification, penalty, preventing the settlement for the total or partial receivables and other economic sanctions, Party A shall compensate Party B for any loss. If any of above happens, Party B shall be entitled to terminate the cooperation and require Party A to refund the corresponding deposit within 10 days and compensate all losses caused to the Party B.

2.5 Party A shall be responsible for conducting abundant propaganda and promotion of telecom value-added products in the cooperation of this agreement via its self-owned programs and assume the involved cost and resources for the promotion. The propaganda and promotion channels of Party A include radio stations of various places.

2.6 Party A shall be responsible for docking with and development of Gaoyang
Port; Party B shall assist Party A in the development and ensure Party A to independently check out relevant service code SPOA of Gaoyang Port as basis of settlement for the cooperation business.

2.7 Party A shall not in private pay discount including money to the personnel of Party B or in private provide interests other than money such as domestic or overseas tour and observation. If Party A violates this clause, Party B is entitled to cancel or terminate this agreement and require Party A to refund the payment made by Party B as penalty. This clause shall be kept in effect after expiration of this agreement.

3. Liabilities and rights of Party B

3.1 Party B shall be responsible for providing cooperation code for the cooperation project.

3.2 Party B shall provide the platform for telecom value-added service and together with Party A develop, test, charge and open online the service process of cooperation code to ensure fluency and stability of operation; the development shall be carried out

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by both parties, and Party B shall coordinate with Party A in smooth docking with the Gaoyang data port.

3.3 Party B shall be responsible for settlement of information income generated from the cooperation code it provides with the operator and settlement with Party A according to the clauses in the agreement on a regular basis.

3.4 Both parties shall be responsible for customer service of this cooperation project; if any loss is caused by liability accidents due to a third party which includes but not limited to user's refund or claim, it shall be assumed by both parties on a proportion of Party A: Party=8:2; if any loss is caused by liability accidents due to either Party A or Party B which includes but not limited to user's refund or claim, the responsible party shall assume the corresponding liability according to its responsibility.

3.5 The loss including but not limited to user's refund and claim in clause 3.4 shall be paid in advance by the first receiver party and shall be checked off in the latest settlement according to the proportion stipulated in the agreement;
in each settlement both parties shall confirm the checkoff commonly and sign the memo.

3.6 For the following conditions, such as shut-up of service port due to Party
B, failing to charge or technical error due to Party B, Party B shall explain to Party A in time and issue relevant written documents; If Party B does not issue the written explanation, it shall be deemed as Party B's liability.

3.7 If Party B violates clause 3.6, Party A shall be entitled to require Party B for compensation.

The compensation amount = daily average service amount of the area influenced by the liability accident (duration for charge mins/day) * duration (number of days) * due proportion to Party A (RMB1.1/min.) * 200%

Notes: 1) the daily average service amount of the area influenced by liability accidents refers to the average amount of service in the first 15 days of that area.

2) For conditions mentioned above that are caused by policy adjustment of relevant departments or the network operator, Party B shall not assume the liability and Party A shall not require compensation from Party B.

3.8 Without permission from Party A, Party B shall not make second use of users in cooperation code which includes but not limited to sending hung-up SMS, group
SMS, uplink simulation and other technical operations.

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3.9 Party B shall warrant that during the cooperation period Party B and its affiliated company do not involve the development and promotion of self-owned pure wireless service close to the content of the cooperation project in the broadcast field. If Party A find that Party B has any of the following behaviors, the deposit shall not be returned.

- Without permission of Party A, Party B publishes the cooperation service to other media or promote independently;

- Without permission of Party A, Party B puts the content of or that close to the cooperation service into use of self-owned business;

- Without permission of Party A, Party B expands self-owned business in the broadcast field and causes competitive impact to the release of Party A's program;

3.10 If the cooperation product under the agreement yields the total duration of earnings of below 2 million mins/month for three months in continuity, Party A will agree to exempt all obligations of Party B under clause 3.9 and allow Party
B to carry out the same or similar business with the third party, which shall not be recognized as violation.

4. Profit Share and Settlement

4.1 Deposit

4.1.1 Party B shall pay Party A RMB 2, 800,000 as the cooperation deposit (RMB
800, 000 already paid in earlier time) within three days after signing the agreement; within three complete charge cycles (calendar month) of the cooperation business the total amount of the deposit shall be adjusted according to the actual income of Party A; for instance if the actual income of Party A for a charging month exceeds 2, 800,000, Party B shall make up the exceeding part of the deposit within 10 days; if the actual income of Party A in next month declines, Party A shall return the balance compared with last month to Party B.

Note: if the difference is minor between two months, the deposit amount could remain the same upon negotiation of both parties; the make-up and returned party of deposit shall be calculated in integrity on a 10,000 basis upon the negotiation of both parties.

4.1.2 Deposit refunding: in the month of cooperation expiration, the deposit first offsets the due income of Party A for that term. If there's still surplus after offset, Party A shall refund the total residue to Party B; if the deposit does not cover the due

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income of Party A for that term, Party B shall make up the balance within the time for settlement as agreed in this agreement.

4.1.3 If Party A find that Party B does following behaviors which cause loss to Party A, Party A shall deduct the deposit according to the actual amount of its loss and the deduction as the compensation to Party A shall not be returned to Party B:

A. Concealing the actual income generated form the cooperation code

B. In the case that loss of data is unchangeable or the program fails to publicize this cooperative code due to Party B's fault;

C. Error appears between the actual settlement value and the statistic value obtained from clause 2.4 and Party B fails to provide effective evidence to testify the reason of errors or due to error fails to rationalize the part Party
A cannot approve of.

D. Without notifying Party A, the part of settlement Party B fails to make with Party A

4.1.4 If the deposit is deducted due to 4.1.3, Party B shall make up the deduction in the settlement of following month, excluding the item D in clause
4.1.3.

4.2 Both parties shall make settlement according to the statistic data in clause
2.4 and the settlement formula is

Charging duration (min) X RMB1.1/min = Division due to Party A

4.2.1 This formula only involves the business of China Mobile. For the settlement formula with other operators, both parties shall sign a separate supplement agreement.

4.2.2 According to clause 2.4, the charging duration is based on the feedback from the data port of China Mobile

4.3 Settlement time and mode: twice a month for both parties.

4.3.1 On the third day of each month (extending accordingly with public or legal vacation) Party B shall send the billing data to Party A from last 16th to the end of last month; Party A shall confirm the billing data and issue official invoice to Party B; within five work days after receiving the invoice Party B shall pay the due amount of Party A to the account appointed by Party A.

4.3.2 on the 18th day of each month (extending accordingly with public or legal vacation) Party B shall send the billing data to Party A from 1st to 15th of this month;

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Party A shall confirm the billing data and issue official invoice to Party B;
within five work days after receiving the invoice Party B shall pay the due amount of Party A to the account appointed by Party A.

4.4 During the validity of the agreement, both parties shall ensure the safe operation of the cooperation service; if any of the following conditions including but not limited to punishment on Mobile operator, penalty, overdue settlement, settlement cut and service cut etc. is caused due to either party, the responsible party shall assume the loss of both parties and the loss caused to the counter party.

4.5 If the telecom operator makes any change to rate standard or adjust the profit division proportion against Party B, both parties shall adjust the settlement formula according to corresponding regulations issued by the telecom operator and shall sign a separate agreement.

5. Confidentiality

5.1 Without he written permit of the counter party, either party shall not disclose any content of the clauses in this agreement, the signing and fulfilling condition of the agreement as well as any information of the counter party and the affiliated company obtained from signing and fulfilling the agreement to the third party excluding the requirement of relevant laws, decrees, government department, operator, stock exchange or other supervision and regulation institutions and the legal, consulting, commercial or other advisor and authorized employees of both parties.

5.2 Within the validity of and two years after the termination of the agreement, this confidential clause is still effective.

6. Declaration and Warranties

6.1 Either party shall declare, state and warrant to the other party as follows:

6.1.1 It is an independent legal person set up legally with effective existence

6.1.2 It has the qualification to be engaged in the cooperation under this agreement and the cooperation complies with the regulations of its business scope.

6.1.3 The authorized representative has obtained full authorization and can represent the party to sign the agreement.

6.1.4 It has the capability of fulfilling all obligations under this agreement and its behaviors of fulfilling the obligations shall not violate any restraint of the applicable

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law it subject to or infringe the lawful right and interest of any third party.

6.2 If either party violates the above declaration, statement and guarantee, it shall be recognized as breach of the agreement and shall assume the liability for breach of contract according to the regulations of this agreement.

7. Liability for breach

7.1 Except for other stipulations in the agreement, either party that directly or indirectly violates any clause in this agreement or fails to assume or fulfill the due liabilities under the agreement in time or to the full shall form breach of contract and the abiding party is entitled to notify and require the defaulting party in written form to rectify its breach of contract, adopt full, effective and timely measures to eliminate the outcome of breach of contract and compensate for the loss of the abiding party caused by the breach of contract of the defaulting party; if the defaulting party does not rectify its breach of contract within 10 days after receiving the above notice of the abiding party for its breach of contract, the abiding party shall be entitled to terminate this agreement unilaterally in advance by a written notice.

7.2 After the fact of default happens, upon the rational and objective judgment by the abiding parity that the fact of default has caused impossibility or significant unfairness for the abiding party to fulfill the corresponding liabilities under this agreement, the abiding party shall be entitled to notify the defaulting party to terminate this agreement in advance in a written form and the defaulting party shall compensate for the loss of the abiding party caused by the breach of contract of the defaulting party.

8. Force majeure

8.1 Force majeure refers to unpredictable and unavoidable objective condition that cannot overcome. The event prevents, influences or delays either party from fulfilling the total or partial obligations according to the agreement; the event includes but not limited to government behavior, operator's behavior, natural disaster, war or any other similar events;

8.2 When force majeure occurs, the party that knows shall timely and fully notify the counter party in written form informing the possible impact the event might make to this agreement and provide relevant evidence in a reasonable term;
if it cannot provide the same evidence, the other party shall require it to assume the liability of breach of contract according to the stipulations of this agreement.

8.3 If the above force majeure results in that the part of or the entire agreement cannot

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be fulfilled or delayed to be fulfilled, both parties shall not assume any liability of breach of contract against the other.

9. Cooperation term

9.1 This agreement shall come into force since the day the legal representatives or authorized representatives of both parties sign and stamp this agreement. The cooperation term starts from September 1, 2007 to February 29, 2008. Within 30 days before the expiration of the agreement, both parties shall negotiate on the extension or modification of this agreement; if both parties agree to continue the cooperation, both parties shall sign a renewed written agreement.

10. Cancellation of Agreement

10.1 Either party can terminate this agreement instantly after sending a notice to the counter party that has breached the contract and does not make any rectification to the defaulting behavior within 10 days after receiving the notice sent by the abiding party on the breach of contract that has occurred and existed.

10.2 Apart from the preceding clause, if either party intends to terminate this agreement in advance, it shall send the application for the termination to the counter party 30 days earlier in written form; if it receives the written approval by the counter party, this agreement shall be closed 30 days after the day the counter party approves.

10.3 After the expiration or the advanced termination of the agreement, Party A shall refund Party B the deposit according to relevant stipulations in clause
4.1 within 10 days.

11. Dispute settlement and governing laws

11.1 If both parties have any dispute over the content or the execution of this agreement, both parties shall conduct friendly negotiation; if the negotiation does not work, either party shall lodge a complaint to a count with jurisdiction over the place where the defendant locates.

11.2 The conclusion, execution, explanation and the dispute settlement of this agreement shall be governed by the laws of PRC.

12. Miscellaneous

12.1 Either party of the agreement shall not be recognized as giving up or be influenced in the execution of the right in future if it fails to execute the right under

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the agreement in time.

12.2 If any clause of this agreement becomes invalid or without execution power in total or in part or violate any applicable law due to whatever reason, the clause shall be regarded as being deleted; but other clauses in this agreement shall also be effective and binding upon both parties in the condition of not influencing the purpose of this agreement.

12.3 This agreement is concluded for the interest of both parties, their legal successors and assignees and has the equal binding force upon both party, their legal successors and assignees.

12.4 This agreement is in duplicate with each party holding a copy.

12.5 For the issues which this agreement does not cover, both parties shall negotiate and sign an appendix to the agreement which has the equal legal force upon the signature and stamp of both parties.

12.6 Party B is entitled to appoint its affiliated company to execute this agreement and Party A shall conduct active coordination. The affiliated companies of Party B include but are not limited to the following: Shanghai
Weilan Computer Co., Ltd., Shanghai Youlian Computer Co., Ltd.; Shanghai
Qimingxing E-commerce Co., Ltd.; Beijing Lianfei Wireless Communication
Technology Co., Ltd.; Beijing Cosmos Digital Technology Co., Ltd; Beijing Ojava
Information Technology Co., Ltd.; Beijing Lianyu Interactive Technology Co.,
Ltd.; Hainan Zhongtong Network Technology Co., Ltd. and Shenzhen Yuanhang
Technology Co., Ltd.

Party A: Beijing SingSung Media Technology Co., Ltd.

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
     (Seal)

     Legal representative or authorized representative: /s/ Beijing SingSung Media Technology Co., Ltd
                                                        ------------------------------------------------

     Date: October 8, 2007
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

Party B: Shanghai Linktone Internet Technology Co., Ltd.

     (Seal)

     Legal representative or authorized representative: /s/ Shanghai Linktone Internet Technology Co., Ltd.
                                                        -----------------------------------------------------

     Date: October 8, 2007
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